

Mail Stop 7010

November 24, 2008

<u>**Via U.S. mail and facsimile**</u>

Mr. Bruce Wasserstein
Chairman and Chief Executive Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: **Lazard Ltd Form 10-K for the fiscal year ended December 31, 2007**
       Lazard Ltd Form 10-Q for the period ended September 30, 2008
       File No. 001-32492
       Lazard Ltd Definitive Proxy Statement Filed March 24, 2008
       Lazard Group LLC Form 10-K for the fiscal year ended December 31, 2007
       File No. 333-126751

Dear Mr. Wasserstein:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

LAZARD LTD
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be
   made, please show us in your supplemental response what the revisions will look like.
   These revisions should be included in your future filings, including your interim
   filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Summary, page 39

2. Where you discuss financial information about geographic areas, please also provide
   a cross-reference to the notes to the financial statements (e.g., Note 20) providing
   additional geographic information. See Item 101(d)(2) of Regulation S-K.

Asset Management, page 53

3. Please consider also disclosing Assets Under Management for Equities, Fixed
   Income, Alternative Investments, etc. by sectors (such as real estate, banking,
   consumer products, etc.) as of each balance sheet date. This disclosure should be
   supplemented by revisions to your MD&A that provide a detailed analysis of both
   changes in AUM by sector and changes in fund performance by sector for each period
   presented.

Liquidity and Capital Resources, page 58

4. We note your disclosure on page 105 that you are in compliance with all obligations
   under your various senior and subordinated borrowing arrangements including your
   $150 million credit facility. Please revise to provide a comprehensive discussion of
   the terms of your most stringent covenants and demonstrate your compliance with
   them during the periods presented. In addressing this comment, please revise future
   annual and quarterly filings to include a tabular presentation that sets forth your
   compliance with your debt covenants by disclosing actual ratios and/or other actual
   amounts versus the minimum/maximum ratios/amounts required. Such a presentation
   will allow an investor to easily understand your current status in meeting your
   financial covenants. Refer to Section 501.03 of the Financial Reporting Codification
   for guidance.

5. Please tell us, with a view toward future disclosure, the business reasons for the changes between periods in both the deposits and other payables and receivables – net line items of your Statements of Cash Flows.

Critical Accounting Policies and Estimates, page 62

6. Some of your material revenue streams are based on the value of Assets Under Management. Please disclose how you calculate the value of your Assets Under Management. If significant judgment is involved in the calculation of Assets Under Management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify Assets Under Management as a critical accounting policy. We believe the following disclosures may be useful to investors:

    *   Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
    *   Detailed discussion of the material estimates and assumptions used in each of the models; and
    *   Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

    Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Financial Statements

Note 5 – Investments – at Fair Value, page 95

7. You have over $1 billion of investments held at fair value as of December 31, 2007. Please consider revising your MD&A disclosures to more fully describe the types of debt, equities, and other investments that you personally hold and the sectors that these investments are in. The changes in balances between balance sheet dates should be clearly disclosed and the types of "other" investments should be given extra focus in your revised MD&A disclosures. Please also revise your MD&A to more clearly explain how changes in debt, equities, and other investments impacted your operating results for each period presented.

<u>LAZARD LTD</u>
<u>DEFINITIVE PROXY STATEMENT FILED MARCH 24, 2008</u>

<u>Compensation Discussion and Analysis</u>

<u>Philosophy and Objectives of Our Compensation Programs, page 15</u>

8. Please revise to clarify how "total shareholder return" is calculated.

<u>Design of Our Compensation Programs</u>

<u>General</u>

9. We note that the compensation committee reviews a tally sheet. Please explain in
    greater detail what tally sheet information was reviewed and discuss how it impacted
    the committee's decision on compensation awards.

<u>Base Salary, page 16</u>

10. For as long as the retention and any similar agreements remain in effect, please
    clarify that your named executive officers are guaranteed a certain minimum amount
    of base salary pursuant to those agreements, as noted on page 26.

<u>Incentive Compensation, page 16</u>

11. We note that, unlike your other named executive officers, whose incentive
    compensation consists of a mix of cash and equity awards, Mr. Wasserstein received
    all of his incentive compensation in the form of equity awards. If the form of Mr.
    Wasserstein's incentive compensation differs materially from the form of the
    incentive compensation received by your other named executive officers, please
    disclose the reasons for this difference. Please also revise to discuss in greater detail
    your executive officer's compensation, as certain amounts listed in your Summary
    Compensation Table appear to be based on policies or decisions that are materially
    different from the policies or decisions for your other executive officers. Refer to the
    last paragraph of Section II.B in Release No. 37-8732A.

12. We note your disclosure on page 17 that "each of [y]our named executive officers own considerable interests in Lazard." In view of these holdings, please disclose what consideration the compensation committee gave to the then current level of each named executive officer's equity ownership in the company, both direct and indirect, when determining the amount of future equity awards to those officers. In doing so, please address specifically what impact, if any, the compensation committee believed the level of such existing holdings might have on the various benefits to the company and its shareholders that the committee hoped would be conferred by the equity awards.

13. We note that the compensation committee awarded Mr. Wasserstein $36.2 million in incentive compensation payable in RSUs. Please tell us, with a view toward future disclosure, how this amount was determined and discuss your CEO's role in making this compensation decision. Also please clarify whether this award was in addition to the 2,700,000 RSUs granted to Mr. Wasserstein on January 29, 2008.

14. Please describe in greater detail how individual roles and performance factored into the compensation amounts you disclose for the other named executive officers on page 20.

New Employment Agreement with Mr. Wasserstein, page 22

15. Please tell us, with a view toward future disclosure, the dollar value of the 2,700,000 RSUs granted to Mr. Wasserstein.

Summary Compensation Table, page 24

16. Please provide appropriate footnote disclosure to the items in the "All Other Compensation" column. For example, if the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please see Item 402(c) of Regulation S-K and, in particular, the instructions to Item 402(c)(2)(ix).

LAZARD LTD
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

17. Please address the above comments in your interim filings as well.

Note 4 – Receivables-Net, page 10

18. In light of the current credit environment, please revise your interim filings to disclose the amount of your allowance for doubtful accounts, bad debt expense, charge-offs, and other adjustments for each period presented. This will allow investors to evaluate any significant changes in credit quality. Please also disclose your accounting policy for estimating the allowance for doubtful accounts and consider quantifying the amount of receivables deemed past due or delinquent by management as of each period presented.

Note 5 – Fair Value Measurements, page 10

19. We note your disclosure on page 12 that you have fully reserved the entire amount of possible loss related to Lehman Brothers Inc. as of September 30, 2008. Please revise to clarify whether the full amount of possible loss related to Lehman Brothers is the $11.3 million requested on September 9, 2008 but not received, or some other amount. If the entire amount of the possible loss is more than $11.3 million, please revise to disclose the amount.

Note 11 – Commitments and Contingencies, page 20

20. For each legal proceeding, if it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5. For example, it appears from your disclosure on page 21 that you have been named as a defendant in lawsuit concerning the bankruptcy of Conseco Inc. You indicate on page 22 that you may be indemnified and you intend to defend the claims against you vigorously. However, it is unclear from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the lawsuit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 40

21. You present your results of operations for the three and nine months ended September 30, 2008 excluding the effects of the LAM merger and note on page 41 that this presentation represents a non-GAAP measure. In addition, your discussion of operating results starting on page 43 seems to give greater prominence to measures that exclude the effects of the LAM merger over the relevant GAAP measures. Please revise your MD&A throughout as follows:

- Disclose the reasons why you believe that presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations;
- Disclose the additional purposes, if any, that you use these non-GAAP financial measures;
- Give equal or greater prominence to GAAP measures when describing the results of your operations over comparative periods.

  Please refer to Item 10(e) of Regulation S-K.

22. We note your disclosure on page 40 indicating that the LAM merger is expected to result in annual pre-tax charges of approximately $7 million per year through October 31, 2011. It is unclear whether the $197 million of compensation and benefits expense recognized during the nine months ended September 30, 2008 represents a one-time cost or if you expect additional compensation and benefits expenses to be incurred in connection with the LAM merger in future periods. If additional compensation and benefits expenses are expected, please clarify if those expenses are included in the $7 million estimate described on page 40.

Asset Management, page 49

23. Please revise to disclose your policy concerning redemptions of your Assets Under Management; it is unclear whether your investors are required to give you any advance notice prior to redemption and if so, the extent of notice required. Please also revise to quantify the extent of any significant decline in Assets Under Management subsequent to the balance sheet date but prior to filing of your Forms 10-Q and 10-K. To the extent that you experienced a significant decline in Assets Under Management subsequent to the balance sheet date but prior to filing of your Form 10-Q for the period ended September 30, 2008 and 10-K for, please revise to quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also tell us which sectors and investment categories (Equities, Fixed Income, etc) were most significantly impacted.

Valuation of Investments, page 59

24. You disclose on page 60 that you use external pricing sources to determine the fair market value of interests in ALM alternative asset management funds and that you use information derived from fund managers for the determination of private equity investment fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing your fair value measurements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The amount of assets you valued using broker quotes, along with the classification in the fair value hierarchy;
- The number or quote or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please refer to the March 2008 and September 2008 Division of Corporation Finance's "Sample Letter sent to Public Companies on MD&A Disclosures Regarding the Application of SFAS 157" which are available on the SEC web site at: www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm

Credit Concentration, page 63

25. We note your disclosure that you had no exposure to an individual counterparty that exceeded $36 million in the aggregate, excluding inter-bank counterparties. Please disclose the name of the entity with which you have counterparty credit risk. Please also quantify for us the amount of exposure you have to your give most significant inter-bank counterparties. Please disclose the extent to which you are exposed to counterparty credit and/or other risk by other financial services entities which have recently announced bankruptcy, liquidity and/or credit quality issues.

<u>LAZARD GROUP LLC</u>
<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

26. Where a comment issued to Lazard Ltd above also affects Lazard Group LLC, please indicate such in your response and provide the requested information specific to Lazard Group LLC. Where we have requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like for Lazard Group LLC, separate from Lazard Ltd.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief